

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 18, 2008

Via Facsimile (949) 788-8980 and U.S. Mail

Arrin D. Langdon, Esq.
Oswald & Yap LLP
16148 Sand Canyon Avenue
Irvine, CA 92618

RE: Artes Medical, Inc.
Preliminary Proxy Statement
Filed August 11, 2008 by H. Michael Shack
File No. 001-33205

Dear Mr. Langdon:

We have reviewed the above-referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement

1.   Please revise your proxy statement to include all required disclosure. We note, for example, the apparent absence, in part or in full, of the disclosure required by items 1, 19 and 21. If you refer security holders to information that you are required to provide and will be contained in the company's proxy statement for the annual meeting, please confirm whether you intend to rely upon Rule 14a-5(c) to refer to this information; if so, please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company's proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

Cover Letter

2.   Please revise the cover letter of the proxy statement and the form of proxy to clearly mark them as "Preliminary Copies." Refer to Rule 14a-6(e)(1).

3.   Please revise the first paragraph of the letter to update it. We note the company has announced a date for its annual meeting. Also, please explain why the annual meeting "should have been called during the first quarter."

4.   Please revise your proxy statement to present each proposal separately. We note that in the second paragraph of the cover letter you address four proposals, while the proxy statement does not include each of these proposals separately. Provide specific information about each proposal, including the reasons for each proposal and any potential effects of each proposal, both positive and negative, on existing security holders of the company. In responding to this comment, please consider the requirements of Rule 14a-4(a) relating to unbundling of separate proposals.

5.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note your statements in the third paragraph of the cover letter with respect to the company's financial performance, business plan and personnel changes. Please provide the support described above for your disclosure. Also apply this comment to the second, fifth, seventh, eighth and tenth bullet point under the heading "What went wrong with Artes Medical?" on page 3.

What went wrong with Artes Medical?, page 3

6.   Refer to the ninth bullet point in this section. Revise your disclosure to clarify whether the company was required by law or its listing requirements to obtain shareholder approval before adopting the shareholders rights plan.

How the new Board of Directors proposes to turn the Company around, page 4

7.   We note your reference to a new proposed chief financial officer without more. Please revise to name the officer and describe his or her background.

Important, page 5

8.   We note your disclosure that the election of directors requires the affirmative vote of a majority of the votes cast. It appears that based on past company disclosure, however, directors are elected by a plurality of the votes cast. Please explain the discrepancy or revise accordingly.

Background of the Proxy Solicitation, page 6

9.   Revise to disclose whether your nominees here have consented to being named in the proxy statement. See Rule 14a-4(d).

Election of Directors, page 6

10.   Please revise your disclosure to present the proposals to remove directors, to elect substitute directors for the removed directors and to elect Class II directors as separate matters. Ensure that you specify which nominees will be up for election to replace removed directors and which nominees will be up for election as Class II directors.

11.   To the extent company nominees do not agree to serve with your nominees if you are successful in your campaign, revise to indicate whether or not the remaining seats are likely to be vacant or filled by company nominees. Disclose how such vacancies would be filled and specifically discuss any plan to fill such vacancies and whether or not security holders would be included in any such plan to fill vacancies. See footnote 76 in Exchange Act Release No. 34-31326 (October 16, 1992).

Solicitation of Proxies, page 11

12.   We note that you and MacKenzie Partners may employ various methods to solicit proxies, including mail, courier, advertising, telephone, telecopier, e-mail or in person. Be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Proxy Card

13.   Please revise the form of proxy to indicate that the proxy is being solicited by Dr. Shack, instead of "proxy organizer."

Closing Information

        You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since you are in possession of all facts relating to the disclosure, you are responsible for the accuracy and adequacy of the disclosures you have made.

In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions